6/14

04030628

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4741 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 6/14/04

82-4741

SULTAN MINERALS INC.

ANNUAL REPORT 2003

ARLS
12-31-03











PRESIDENT'S REPORT 2003

It's a pleasure to inform you of the Company's significant achievements during 2003. Highlights for the year, and subsequent to the year end, have included advancing the Kena Gold Property located near Ymir, British Columbia to the stage of preliminary resource calculations; the formation of a four party joint venture with BHP Billiton Diamonds Inc, ValGold Resources Inc. and Cream Minerals Ltd. on the Stephens Lake Nickel Property in Manitoba and the acquisition of the exciting, new Coripampa 1 and 2, Silver and Gold Properties in Peru.



Arthur G. Troup, P.Eng.
President & CEO

Kena Property, British Columbia

In 2003 Sultan continued its exploration of the Kena Gold Property near Ymir, British Columbia, where the Gold Mountain Zone and Kena Gold Zone were investigated with a total of 22 diamond drill holes. The drill results continued to show high-grade gold intersections within broad zones of low-grade mineralization. Four important styles of gold mineralization were confirmed by the drilling.

In conjunction with the diamond drilling program the Company undertook a detailed mapping program over the north end of the mineralized corridor. The study indicated a strong geological control to the gold mineralization and identified three structural events that are important in locally upgrading the gold zones.

Preliminary resource calculations are currently underway on both the Gold Mountain and Kena gold zones. It is anticipated that this study will lead to an understanding of the nature, location and trend of the mineralization. This data will be used in conjunction with the structural geology information to direct future drill programs.

Coripampa Properties, Peru

In April 2004 Sultan entered into an option agreement with a Peruvian partnership to acquire a 100% interest in two new silver and gold discoveries located in southern Peru. The properties referred to as the Coripampa 1 Silver Property and the Coripampa 2 Gold & Silver Property, are being investigated with geological mapping and sampling.

The Coripampa 1 Silver Property is a new epithermal silver discovery in an established precious metal mining camp where workings date to pre-Columbian times. A 3 km long by 2 km wide zone of altered and silicified rock on the property shows significant enrichment in silver, gold, lead and zinc with several outcrop samples carrying greater than 1.0 oz/t silver. The highest assay obtained from preliminary prospecting gave 171.4 g/t (5.0 oz/t) silver.

The Coripampa 2 Gold & Silver Property is a new low-sulfidation epithermal gold and silver discovery located 20 km west of the Coripampa 1 Silver Property. One producing gold mine and several historic workings occur within 20 km of the property. Alteration and silicification occur over a 1.5 km by 1 km rhyolite dome complex. Within the alteration zone gold and silver values show significant enrichment with peak values of 12.05 g/t gold and 10.7 g/t silver.

Stephens Lake Property, Manitoba

In February 2003 Sultan acquired a 30,000-hectare mineral lease in northern Manitoba adjacent to similar size leases acquired by Cream Minerals Ltd. and ValGold Resources Ltd. In order to facilitate the exploration of the three properties, the companies agreed to pool their respective properties so that each holds an undivided one-third interest in all three of the exploration licenses. The combined property, referred to as the Stephens Lake Property, is believed to overlie a geologic belt of rocks belonging to an extension of the prolific Thompson Nickel Belt.

In January 2004, the three companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in the originally combined property totaling 92,194 hectares. The companies also subsequently acquired an additional lease encompassing an area of 80,288 hectares to the north of, and contiguous with, the property already optioned to BHP. As a result, the Stephens Lake area under joint venture exploration now totals 170,482 hectares.

BHP is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

Jersey-Emerald Lead-Zinc-Tungsten Property, British Columbia

Sultan's Jersey-Emerald Property, located near the community of Salmo in southeastern British Columbia, hosts the former Jersey Lead-Zinc Mine and the historic Emerald, Feeney and Dodger Tungsten Mines. Low tungsten and zinc prices has resulted in limited exploration for a number of years, thus the Company has written this property down to a nominal carrying value due to an extended period of inactivity.

Willi Claims, Nevada

In February 2003 the Company purchased a 100% interest in 20 lode mining claims. Located in Churchill County, Nevada, U.S.A. The Willi property is located 3 miles along strike to the northwest of the former Nevada Wonder Mine where 7.0 million ounces of silver and 74 thousand ounces of gold were produced from 418,000 tons of ore mined from a single, 600-foot long ore shoot. An extensive zone of silicification seen on the Willi Property is believed to have potential for mineralization similar to the Nevada Wonder Mine. Sultan is planning a surface exploration program of geological mapping, in order to define targets for reverse-circulation drill testing.

OBJECTIVES FOR 2004

The 2004 exploration programs will focus on expanding the known resource at the Kena Gold Property in British Columbia and on advancing the Coripampa 1 and 2, Silver and Gold Properties to the diamond drill stage.

THE GOLD AND SILVER MARKET

Over the past year both gold and silver prices have continued to improve with gold peaking at US$427 dollars an ounce and silver spiking to US$8.29 an ounce on April 1, 2004. We have recently had a long overdue correction in both metals but the long-term fundamentals for both silver and gold remain positive. Consumption greatly exceeds mine production for both metals, and mine production and reserves are falling. Concerns over the US economy have boosted the allure of gold as an alternative investment globally and policy changes in China allowing the Chinese citizens to own gold have created a huge new market for this metal.

Over the year the increase in the price of silver out-preformed gold by a factor of two and we believe this could be a permanent situation. Because of its antibacterial qualities there is renewed interest in silver that could lead to an ever increasing demand for this metal. As the outlook for gold and silver is positive, Sultan's strategy will continue to be a focus on these two metals.

ACKNOWLEDGMENTS

On behalf of the board I would like to thank you, our long-term investors, for your continued support and confidence in Sultan's vision. I would also like to welcome the many new shareholders who have recently joined us.

It has been a pleasure working with our many consultants, employees and directors throughout the year. Their commitment, dedication and hard work, is responsible for Sultan's success and achievements.

Sultan's management team remains committed to your Company's objective of finding a high quality, long-life mine that will insure a sustainable and rewarding future for Sultan Minerals Inc. and its shareholders.

On behalf of the Board of Directors

A. Troup

Arthur G. Troup, P.Eng., President & CEO

May 2004

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2003 and 2002, and the statements of operations and deficit and cash flows for each of the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years ended December 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Morgan & Company

Chartered Accountants

Vancouver, Canada

April 16, 2004

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 246,899	$ 492,642
Restricted cash Note 6(b))	20,173	--
Accounts receivable	18,281	33,858
Due from related parties (Note 7)	56,553	71,321
Prepaid expenses	20,018	20,689
	361,924	618,510
Mineral property interests (see schedule) (Note 3)	2,729,646	4,181,978
Investments (note 4)	3,914	3,913
Equipment (note 5)	843	2,855
Reclamation bonds	26,500	26,500
	$ 3,122,827	$ 4,833,756
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 54,783	$ 240,908
Due to related parties (Note 7)	8,159	5,626
	62,942	246,534
Shareholders' equity		
Share capital (Note 6)	12,771,884	12,117,977
Contributed surplus	19,752	19,752
Deficit	(9,731,751)	(7,550,507)
	3,059,885	4,587,222
	$ 3,122,827	$ 4,833,756

Subsequent events (Notes 3, 6 and 9)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
For the years ended December 31, 2003 and 2002

	Years ended December 31, 2003	2002
Expenses		
Amortization	$ 2,012	$ --
Legal, accounting and audit	39,804	45,269
Management fees	30,000	--
Office and administration	31,244	16,265
Property investigations	29,728	15,188
Salaries and benefits	135,306	135,434
Shareholder communications	107,213	124,179
Travel and conferences	10,493	13,977
Write-down of mineral property interest (Note 3 (b))	1,916,166	18,324
Project operator overhead recovery	(6,671)	(83,124)
Interest and other income	(20,001)	(6,804)
	2,275,294	278,708
Loss before income taxes	(2,275,294)	(278,708)
Income tax recovery (expense) - current	--	(8,880)
- future income taxes	94,050	--
	94,050	(8,880)
Loss for the year	(2,181,244)	(287,588)
Deficit, beginning of year	(7,550,507)	(7,262,919)
Deficit, end of year	$ (9,731,751)	$ (7,550,507)
Loss per share, basic	$ (0.06)	$ (0.01)
Loss per share, fully diluted	$ (0.06)	$ (0.01)
Weighted average number of common shares outstanding – basic and fully diluted	37,472,803	33,684,943

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	Years ended December 31, 2003	2002
Cash provided by (used for)		
Operations		
Loss for the year	$ (2,181,244)	$ (287,588)
Items not involving cash		
Amortization	2,012	--
Stock option compensation	--	9,737
Recovery of future income taxes	(94,050)	--
Write-down of mineral property interest	1,916,166	18,324
	(357,116)	(259,527)
Changes in non-cash operating working capital		
Accounts receivable	15,577	16,169
Due to/from related parties	17,300	(83,353)
Prepaid expenses	671	(20,689)
Accounts payable and accrued liabilities	(186,125)	188,161
	(509,693)	(159,239)
Investing		
Mineral property interests		
Acquisition costs	(117,562)	(94,585)
Exploration and development costs	(271,541)	(854,249)
Reclamation deposits	--	(12,500)
Equipment	--	(4,030)
	(389,103)	(965,364)
Financing		
Common shares issued for cash, net of share issue costs	673,226	347,796
Cash and cash equivalents and restricted cash		
Increase (decrease) during the year	(225,570)	(776,807)
Balance, beginning of year	492,642	1,269,449
Balance, end of year	$ 267,072	$ 492,642
Supplemental information		
Shares issued for mineral property interests	$ 74,731	$ 67,838
Shares issued for finance fees	10,500	--
Share capital	(94,050)	--
Amortization included in mineral property interests	--	1,175

See accompanying notes to financial statements.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at December 31, 2003, of $298,983 (2002 – $371,976) and an accumulated deficit of $9,731,751 (2002 – $7,550,507).

The Company has capitalized $2,729,646 in acquisition and related costs on the Kena property, the Jersey and Emerald property, the Stephens Lake property and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and reclamation obligations. In assessing the underlying values of mineral property interests, management considers the exploration and development plans and any future operation of the mineral property interests. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. As a result, actual results could differ from current estimates.

2. Significant accounting policies (continued)

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

(c) Fair value of financial instruments

The carrying amounts of cash and equivalents, restricted cash, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties approximate their fair value due to their short-term nature. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

(d) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent decline in value has been determined, at which time they are written down to market value.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(f) Equipment

Equipment is recorded at cost. Depreciation is calculated on a straight-line basis over two years.

(g) Flow through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.

2. Significant accounting policies (continued)

(h) Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants ("CICA") in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant which is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as stock compensation expense with an offset to contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is credited to share capital. No stock compensation expense for directors, officers and employees is recorded for stock options awarded and outstanding prior to January 1, 2003. Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after January 1, 2002, and prior to January 1, 2003, is included in note 6.

Prior to January 1, 2003, the Company accounted for its stock-based compensation plan using intrinsic values. Under this method stock compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of these stock options was recorded as share capital.

(i) Loss per common share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period.

No shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2003 and 2002, for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

(j) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Future income taxes are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Kinross Agreement

In September 2002, the Company entered into an agreement with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures were the first stage in an option agreement whereby Kinross could have earned a 60% interest in the Kena Gold Property by incurring further expenditures of $9,000,000 over a five-year period ending September 30, 2007. Under this agreement, expenditures of $3,000,000 were to be incurred by September 4, 2005.

The Company acted as project operator and manager and received a project operator overhead recovery fee of 10% of the direct costs incurred over the period to September 4, 2003. Kinross could then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross have elected to continue to incur expenditures after the first year of the Agreement, Kinross was to make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the agreement.

In June 2003 the Company and Kinross mutually agreed to terminate the agreement. The Company accepted from Kinross 50% of the outstanding balance of the minimum expenditure commitment.

Kena Claims
The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. The Company earned its interest in the property by making payments totalling $110,000 and issuing 200,000 common shares, and completing a work program totalling $600,000 by November 1, 2003, which was completed. The property is subject to a 3% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production.

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (100,000 issued) over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. Two-thirds of the NSR may be purchased from the optionor upon commencement of commercial production.

3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Silver King Claim Group

The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims, in the Kootenay district of British Columbia. The terms of the option are that the Company must make total cash payments of $140,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to the optionor over four years from July 9, 2003. In addition, the Company must also make a cash payment to the optionor in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year period, the Company will have a 100% interest in the Properties, subject only to a 3.0% NSR from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of the Company, due upon receipt of a positive feasibility study on commencement of commercial production. The Company has the right to purchase 50% of the NSR from the optionor for $1,000,000 upon commencement of commercial production. The Company had initially optioned the property in 2002 and had made payments of $5,000 and issued 50,000 common shares. In 2002, the Silver King Claim Group was returned to the optionor and as a result, acquisition costs of $18,324 were written off. The agreement entered into in 2003 provides a more favourable payment schedule than the original agreement.

Starlight Claim Group

The Company entered into an option agreement dated April 26, 2002, to acquire 100% interest in 4 claim units (75 hectares), known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 ($10,000 paid) and issue 60,000 common shares (40,000 issued) over a two-year period from the date of regulatory approval of the agreement. The property is subject only to a 1.0% NSR from production of gold and silver and other metals. The Company will have the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

Daylight Claim Group

The Company entered into an option agreement with various optionors to acquire 87.5% of the Daylight Claim Group, consisting of 8 crown grants, located near Ymir, British Columbia. The terms of the agreement are such that the Company must make total cash payments of $52,500 ($13,125 paid) and issue 175,000 common shares (87,500 issued) over a three-year period from the date of regulatory approval. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company will have the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

3. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the optionor over a three-year period. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

Great Western Claim Group

In 2001 the Company entered into an option agreement to acquire 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property. The terms of the option are that the Company must make total cash payments of $45,000 ($20,000 paid) and issue 200,000 common shares (150,000 issued) over a three-year period. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

Tough Nut Claim Group

In 2001 the Company entered into an option agreement to acquire 100% of the Tough Nut Claim Group, consisting of 32 two-post and fractional claim units, one two-unit metric mineral claim, one six-unit metric mineral claim and one crown grant, subject to an underlying NSR of 1.0% on certain claims. The terms of the option are that the Company must make cash payments of $120,000 ($40,000 paid) and issue 200,000 common shares (150,000 issued) over a four-year period. Certain claims are subject to a NSR ranging from 0.5% to 3.0% from gold and other metals. Two-thirds of the NSR may be purchased from the optionors for $2,000,000 at any time prior to commencement of commercial production.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. In October 2000 an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims. In accordance with CICA Accounting Guideline ACG-11, as no significant work has been carried out on the Jersey and Emerald Properties for three years, the Company is required to and has written down the property by $1,916,166 to a nominal carrying value of $1.

3. Mineral property interests (continued)

(c) Stephens Lake Property, Manitoba, Canada

The Company acquired a 30,000-hectare mineral lease in northern Manitoba by staking. (See Note 9(a)).

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $182,500 and issue 423,750 common shares in fiscal 2004. This includes payments on the Coripampa properties acquired subsequent to December 31, 2003. Pursuant to the option agreements, cash payments of $15,000 made and 50,000 common shares were issued in 2004.

4. Investments

Name of Company	Number of Shares	Book Value 2003	Book Value 2002
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note 7(a))	1	1	--
		$ 3,914	$ 3,913

The quoted market value of Emgold Mining Corporation as at December 31, 2003, was $8,428 (2002: $2,408).

5. Equipment

	Cost	Accumulated Depreciation	Net Book Value 2003	Net Book Value 2002
Equipment	$ 4,030	$ 3,187	$ 843	$ 2,855

6. Share capital

(a) Authorized:

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

6. Share capital (continued)

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	1,110,000	166,500
Warrants exercised at $0.17	392,000	66,640
Stock options exercised at $0.15	70,000	10,500
Stock options exercised at $0.21	25,000	5,250
Warrants exercised at $0.28	353,238	98,906
Issued for mineral property interests		
Silver King property payment at $0.23	50,000	11,500
Kena property payment at $0.26	50,000	13,000
Starlight property payment at $0.37	20,000	7,400
Great Western property payment at $0.21	50,000	10,500
Tough Nut property payment at $0.21	50,000	10,500
Daylight property payment at $0.21	43,750	9,188
Cariboo, Princess and Cleopatra property payment at $0.23	25,000	5,750
Flow through shares income tax draw-down	--	628,665
Balance, December 31, 2002	34,902,194	12,117,977
Issued for cash		
Private placement at $0.20, less share issue costs	2,500,000	430,476
Flow-through private placement at $0.20, less share issue costs	1,250,000	230,000
Stock options exercised at $0.15	15,000	2,250
Issued for mineral property interests and other		
Corporate finance fee on brokered private placement at $0.21	50,000	10,500
Athabasca property payment at $0.21	50,000	10,500
Kena property payment at $0.21	50,000	10,500
Starlight property payment at $0.185	20,000	3,700
Silver King property payment at $0.195	50,000	9,750
Great Western claim group property payment at $0.18	50,000	9,000
Tough Nut property payment at $0.18	50,000	9,000
Daylight claims property payment at $0.235	43,750	10,281
Cariboo, Princess and Cleopatra property payment at $0.24	50,000	12,000
Future income tax liability on flow-through shares	--	(94,050)
Fractional rounding adjustment	137	--
Balance, December 31, 2003	39,081,081	$12,771,884

On March 31, 2003, a private placement for 2,500,000 units was completed at a price of $0.20 per unit. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.25 for eighteen months expiring September 30, 2004. In addition, a broker's warrant for 375,000 warrants were issued, entitling the holder to purchase one common share at a price of $0.25 for eighteen months, expiring September 30, 2004. A corporate finance fee of 50,000 common shares at a price of $0.21 was paid.

6. Share capital (continued)

On August 11, 2003, a private placement of 1,250,000 flow-through units was completed at a price of $0.20 per unit. Each unit is comprised of one common share and a one-half of a non flow-through non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company until February 18, 2005, at an exercise price of $0.24. Finders' fee compensation warrants of 125,000 warrants were issued to purchase common shares at a price of $0.24 until February 18, 2005. The taxable benefit lost to the Company in 2003 was $94,050 on renunciation of the tax benefits of the exploration expenditures.

In connection with the issuance of flow-through shares, the Company agreed to incur Canadian Exploration Expenditures ("CEE") and renounce to the shareholders the tax benefits associated with CEE incurred. The CEE renounced to the flow-through shareholders is not deductible for income tax purposes by the Company. At December 31, 2003, the renunciation had been made for the full amount of the CEE. Restricted cash is to be utilized for flow-through CEE.

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options.

The following table summarizes information about the stock options outstanding at December 31, 2003:

Options Outstanding and Exercisable			
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	675,000	1.3 years	$0.150
$0.21	660,000	2.5 years	$0.210
$0.40	741,000	2.8 years	$0.400
$0.32	749,000	3.4 years	$0.320
$0.15 to $0.40	2,825,000	2.5 years	$0.251

A summary of the changes in stock options for the years ended December 31, 2003 and 2002, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2001	2,351,000	$0.251
Granted	775,000	$0.320
Expired	(100,000)	$0.210
Cancelled	(25,000)	$0.210
Exercised	(95,000)	$0.166
Balance, December 31, 2002	2,906,000	$0.251
Cancelled	(66,000)	$0.210
Exercised	(15,000)	$0.150
Balance, December 31, 2003	2,825,000	$0.251

6. Share capital (continued)

(c) Stock options (continued)

During the fourth quarter of 2003, the company adopted on a prospective basis the fair value method of accounting for stock options. The effect of adopting the fair value of accounting on all stock options granted after January 1, 2003, was a stock compensation expense of $nil for the year ended December 31, 2003. If the fair value based method had been used for all stock options granted after January 1, 2002, and prior to January 1, 2003, reported loss and loss per share would have increased to the pro forma amounts indicated below for the years ended December 31, 2003 and 2002.

	Years ended December 31, 2003	2002
Loss for the year:		
As reported	$ 2,181,244	$ 287,588
Pro forma stock-based compensation for grants prior to January 1, 2003	--	195,819
Pro forma loss for the year	$ 2,181,244	$ 483,407
Loss per share		
Basic and dilutive		
As reported	$ 0.06	$ 0.01
Pro forma	$ 0.06	$ 0.01

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31, 2003	2002
Risk free interest rate	--	5.25%
Expected life (years)	--	4.0 years
Expected volatility	--	119.15%
Weighted average fair value per option grant	$ --	$ 0.25

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(d) Share purchase warrants

As at December 31, 2003, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
500,000	$0.32	January 18, 2004
150,000	$0.28	January 18, 2004
1,625,000	$0.25	September 30, 2004
750,000	$0.24	February 11, 2005
3,025,000		

7. Related party transactions and balances

Services rendered and reimbursement of expenses:	Years ended December 31, 2003	2002
LMC Management Services Ltd. (a)	$ 252,625	$ 268,662
Lang Mining Corporation (b)	30,000	--
Legal fees (c)	22,422	18,245
Directors, officers and related companies (e)	1,802	15,543

Balances receivable from (payable to) (f):	2003	2002
LMC Management Services Ltd.	$ 52,940	$ 70,806
Related companies (e)	3,614	515
Receivable from:	$ 56,554	$ 71,321
ValGold Resources Ltd.	$ --	$ (4,115)
Lang Mining Corporation	--	(1,511)
Directors and officers expense reimbursements (e)	(1,619)	--
DuMoulin Black	(6,540)	--
Payable to:	$ (8,159)	$ (5,626)

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

8. Income taxes

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2003	2002
Statutory tax rate	37.62%	39.62%
Loss for the year	$ (2,181,244)	$ (287,588)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(820,584)	(113,942)
Write-down of mineral property interest	720,862	7,260
Share issue costs	(36,675)	(31,530)
Other	4,624	(2,079)
Tax effect of flow through renunciation	(94,050)	--
Change in valuation allowance	131,773	140,291
Future income tax expense (recovery)	$ (94,050)	$ --

The significant components of the Company's future tax assets (liability) are as follows:

	2003	2002
Operating losses	$ 657,761	$ 658,761
Resource deductions	3,303,080	2,636,186
Other	3,036	2,401
Share issue costs	84,246	91,879
	4,048,123	3,389,227
Valuation allowance for future tax assets	(4,048,123)	(3,389,227)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $1,748,435 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2004	330,504
2005	226,955
2006	148,165
2007	122,369
2008	216,075
2009	354,093
2010	350,274

The Company has resource pools of approximately $11,060,000 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

9. Subsequent events

Subsequent to December 31, 2003, the Company:

(a) entered jointly with Cream Minerals Ltd ("Cream") and ValGold Resources Ltd. (ValGold") (the "Companies") into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP options (the "BHP Options") to acquire firstly, a 51% undivided interest in the Stephens Lake Property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option"). BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Cream - 10%, and ValGold - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and ValGold - 1/3 of 49%. If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party's interest will convert to a 1% net smelter royalty.

(b) entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 Lode Mining Claims, Willi 1 through Willi 20, (the "Willi Claims"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the Agreement, the Company has issued 50,000 common shares at $0.26 to the individual.

9. Subsequent events (continued)

(c) entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares), located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares), located in zone 18 of Districts Pampamarca/Coronel Castañeda, in the provinces of LaUnion/Parinacochas in the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement, the Company has agreed to make total cash payments of US$265,000 and issue 850,000 common shares to the optionor over a 54-month period following receipt of regulatory approval of the agreement. A 3.0% NSR and 300,000 common shares will be payable to the optionors upon completion of a positive feasibility study or upon commencement of commercial production, whichever occurs first. The Company will have the right to purchase 50% of the NSR for US$1,800,000 at any time up to 120 days after the commencement of commercial production. A finder's fee of 15,000 common shares was paid to an arm's-length finder in connection with this transaction.

(d) issued 25,000 common shares on the exercise of warrants at a price of $0.28, for total proceeds of $7,000. The balance of these warrants, with an expiry date of January 18, 2004, expired, unexercised.

SULTAN MINERALS INC.

Schedules of Mineral Property Interests

	December 31, 2003	December 31, 2002
Kena Property, British Columbia (Note 3(a))		
Acquisition costs		
Balance, beginning of year	$ 294,790	$ 151,517
Incurred during the year	184,063	161,597
Write-off during the year	--	(18,324)
Balance, end of year	478,853	294,790
Exploration and development costs		
Amortization	--	1,175
Assays and analysis	25,218	90,896
Drilling	102,780	278,050
Environmental	5,654	--
Geological and geophysical	104,300	405,199
Site activities	8,391	21,733
Travel and accommodation	18,209	37,834
Incurred during the year	264,552	834,887
Balance, beginning of year	1,974,956	1,140,069
Balance, end of year	2,239,508	1,974,956
	2,718,361	2,269,746
Jersey and Emerald Properties, British Columbia (Note 3(b))		
Acquisition costs		
Balance, beginning of year	662,946	662,120
Incurred during the year	2,434	826
Write-down during year	(665,379)	--
Balance, end of year	1	662,946
Exploration and development costs		
Assays and analysis	--	106
Geological	1,944	4,873
Site activities	79	25,050
Incurred during the year	2,023	30,029
Balance, beginning of year	1,248,763	1,218,734
Write-down during year	(1,250,786)	--
Balance, end of year	--	1,248,763
	1	1,911,709
Stephens Lake Property, Manitoba (Note 3(c))		
Acquisition costs		
Balance, beginning and end of year	523	--
Exploration costs		
Geology and geophysical	4,815	523
Balance, end of year	5,338	523
Willi Claims, Nevada (Note 9(b))		
Acquisition costs	5,796	--
Exploration costs		
Geology	150	--
Balance, end of year	5,946	--
Mineral Property Interests	$ 2,729,646	$ 4,181,978

Sultan Minerals Inc.
December 31, 2003

Management's Report

The management of Sultan Minerals Inc. is responsible for the preparation as well as the integrity of the accompanying financial statements and all related financial data contained in the annual report. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and necessarily include amounts which represent the best estimates and judgements of management. The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safe-guarded and that transactions are executed in accordance with management's authorizations.

The Company's auditors, Morgan & Company, have examined the financial statements and they have issued their report thereon.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercised its responsibilities through the Audit Committee comprised of three Directors; one Committee member is an officer of the Company. The Committee meets from time to time with management and annually with the Company's auditors to review the financial statement and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

A. Troup

Arthur G. Troup, P.Eng
President and Chief Executive Officer

Shannon Ross

Shannon M. Ross, CA

Chief Financial Officer and Corporate Secretary

Vancouver, British Columbia

April 16, 2004

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff *considers an issuer to be in the development stage when it* is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			DEC. 31, 2003	2004 MAY 18
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
rromo@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"ARTHUR G. TROUP"	ARTHUR G. TROUP	2004 MAY 18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"FRANK A. LANG"	FRANK A. LANG	2004 MAY 18

SULTAN MINERALS INC.
ANNUAL AND QUARTERLY REPORT
December 31, 2003

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in audited financial statements.

2. Related party transactions

See note 7 to the audited financial statements for the year ended December 31, 2003.

3. (a) Securities issued during the three months ended December 31, 2003

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
October 19, 2003	Common	Property payment	50,000	0.18	9,000	Property payment	Nil
October 19, 2003	Common	Property payment	50,000	0.18	9,000	Property payment	Nil
November 18, 2003	Common	Property payment	43,750	0.235	10,281	Property payment	Nil
December 18, 2003	Common	Property payment	50,000	0.24	12,000	Property payment	Nil

(b) Options granted during the three months ended December 31, 2003

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at December 31, 2003

39,081,081 common shares are issued and outstanding. See note 6 to the audited financial statements for the year ended December 31, 2003, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
610,000	0.21	August 31, 2006
741,000	0.40	October 19, 2006
749,000	0.32	May 16, 2007
2,825,000		

(ii) Warrants Outstanding

See note 6 to the audited financial statements for the year ended December 31, 2003, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President, CEO and Director
Shannon Ross, Secretary and CFO

Sultan Minerals Inc.
December 31, 2003

Management Discussion and Analysis of Financial Condition For The Years Ended December 31, 2003 and 2002

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2003 and 2002, should be read in conjunction with the Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada.

The Management Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources and future plans of the Company, are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold, accidents, labour disputes and other risks associated with delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under "Risk Factors".

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is May 12, 2004.

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Sultan advances its projects to varying degrees by prospecting, mapping, geophysics, exploration and development drilling and data evaluation until either work on the property indicates that the property has value which could be realized by optioning the property to a third party should it be determined that the level of expense an risk exposure to further exploration and development has been reached where it should be limited and optimum value be realized, or by continuing exploration and development to mineral development. The Company may determine that the property does not meet its expectations or that it has limited exploration potential, and the property is written off. The mineral exploration business is high risk and most exploration projects do not become mines.

Results of Operations

The following table sets forth selected financial information for the last two completed fiscal years:

	As at or for the year ended December 31,	
	2003	**2002**
Earnings (loss) for the year	$(2,181,244)	$ (287,588)
Earnings (loss) per share – basic and diluted	(0.06)	(0.01)
Total assets	3,122,827	4,833,756
Total liabilities	62,942	246,534
Shareholders' equity	3,059,885	4,587,222

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2003, in Canadian dollars:

2003	Quarter ended				Year ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Interest and other income	6,655	13,254	3,699	3,064	26,672
Expenses	80,998	146,768	63,282	1,916,868	2,207,916
Loss	74,343	133,514	59,583	1,913,804	2,181,244
Loss per share – basic and fully diluted	0.00	0.00	0.00	0.05	0.06

2002	Quarter ended				Year ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Interest and other income	2,303	2,154	6,591	78,880	89,828
Expenses	76,723	135,057	82,434	83,302	377,516
Loss	74,420	132,903	75,843	4,422	287,588
Loss per share – basic and fully diluted	0.00	0.00	0.00	0.00	0.01

Operating Results

For the year ended December 31, 2003 ("fiscal 2003"), Sultan incurred a loss of $2,181,244 ($0.06 per common share), compared to $287,588 ($0.01 per common share) in the year ended December 31, 2002 ("fiscal 2002"). At December 31, 2003, Sultan's working capital was $298,982.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $385,800 in fiscal 2003 as compared to $350,312 in fiscal 2002. The fire hazards in the summer of 2003 prohibited exploration on the Kena property in British Columbia.

During the year ended December 31, 2002, $83,124 in overhead was recovered from Kinross for management of the Kena property exploration program, as compared to $6,671 in fiscal 2003. The agreement with Kinross was terminated in June 2003. Under the terms of the Agreement with Kinross, Kinross expended $66,710 in fiscal 2003 compared to $831,240 in fiscal 2002. Overhead recovery of 10% was recovered as per the terms of the agreement with Kinross. Sultan did not expend significant amounts on exploration on any of its mineral properties in fiscal 2003. All option payments and share payments were made on the Kena property during fiscal2003.

Management fees of $30,000 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003 with no comparable expense in fiscal 2002. Sultan paid Lang Mining $2,500 per month for the services of an officer and director. Commencing August 1, 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, to provide services at cost to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses decreased from $45,269 in fiscal 2002 to $39,804 in fiscal 2003. Expenses in 2002 were higher primarily due to the legal fees relating to the agreement with Kinross on the Kena property. Audit fees paid in the period from April 30, 2003, to April 16, 2004, totalled $5,100 and non-audit services totaled $400.

Office and administration costs have increased from $16,265 in fiscal 2002 to $31,244 in fiscal 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. The Company has obtained mineral property interests in foreign countries. The costs of communication with foreign jurisdictions is substantially higher than local costs. Salaries and benefits have remained at the same level, decreasing nominally from $135,434 in fiscal 2002 to $135,306 in fiscal 2003, as there were no major staffing level changes in the year.

Shareholder communications costs have decreased from $124,179 in fiscal 2002 to $107,213 in fiscal 2003. In fiscal 2002, Sultan utilized the services of a media relation's consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia. Media relations costs totalled $30,597 in fiscal 2002 and are included in shareholder communications. There was no comparable expense in fiscal 2003. Transfer agent and filing fees of $19,838 are included in shareholder communications costs in fiscal 2002, compared with $30,275 in fiscal 2003, reflecting increases in filing fees. In fiscal 2003 the Company hired Windward Communications to provide investor relations services and $36,984 was expended with no comparative expense in fiscal 2002. Investor relation services of $4,000 were also paid to Arbutus Enterprises Ltd. in fiscal 2003.

Taxes paid of $8,880 in fiscal 2002 relate to flow through expenditures renounced in fiscal 2001, but not expended until fiscal 2002. Income taxes are calculated using the liability method of accounting. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Resource expenditure deductions for income tax purposes relates to exploration activities funded by flow through share arrangements and are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers. Pursuant to a flow through program, and the renunciation of shares, the Company has recorded as income future income taxes of $94,050 in fiscal 2003.

In fiscal 2003 the Company expended $29,728 on mineral property investigations compared to $15,188 in fiscal 2002. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

In accordance with CICA Accounting Guideline ACG-11, as no significant work has been carried out on the Jersey and Emerald Properties for three years, the Company is required to and has written down the property by $1,916,166 to a nominal carrying value of $1. The Company retains the Jersey and Emerald mineral property interests in its mineral property inventory.

Depending upon the ability of the Company to raise sufficient funds to carry out its projected exploration plans, the Company expects expenses for fiscal 2004 to remain at approximately the same level as fiscal 2003. The Company will be evaluating the Coripampa Properties in fiscal 2004. and further analysis is planned for the Company's Kena property.

Three Months Ended December 31, 2003 ("Q4 2003"). Compared to Three Months Ended December 31, 2002 ("Q4 2002")

General and administrative expenses totalled $84,107 in Q4 2003 as compared to $56,098 in Q4 2002.

Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining") in Q4 2003 with no comparable expense in Q4 2002. Sultan paid Lang Mining $2,500 per month for the services of an officer and director.

Legal, accounting and audit expenses decreased from $22,629 in fiscal Q4 2002 to $11,675 in Q4 2003. Expenses in Q4 2002 were higher primarily due to the legal fees relating to the agreement with Kinross on the Kena property.

Office and administration costs increased from $4,818 in Q4 2002 to $8,005 in Q4 2003. This includes telephone, office supplies and other general office expenses. Salaries and benefits have increased from $5,115 in Q4 2002 to $18,038 in Q4 2003 due to timing of administrative activity during the period by Sultan as compared to Q4 2002.

Shareholder communications costs have increased from $13,628 in Q4 2002 to $20,730 in Q4 2003. Transfer agent and filing fees of $3,412 are included in shareholder communications costs in Q4 2002, compared with $1,278 in Q4 2003. In fiscal 2003, the Company paid $9,062 to Windward Communications and $4000 to Arbutus Enterprises Ltd. to provide investor relations services and in Q4 2002, $717 was paid to High Visibility Communications for media relations.

Income taxes are calculated using the liability method of accounting. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Resource expenditure deductions for income tax purposes relates to exploration activities funded by flow through share arrangements and are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers. Pursuant to a flow through program, and the renunciation of shares, the Company has recorded as income future income taxes of $94,050 in fiscal 2003.

Financing Activities and Capital Expenditures

All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit and in bank accounts.

Financing Activities

During fiscal 2003, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $430,476. Each unit was comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee, a corporate finance fee of 50,000 common shares and additional legal fees. The agent also received non-transferable agent's warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

During fiscal 2003 a non-brokered private placement was completed with several placees for 1,250,000 flow-through units at $0.20 per unit for net proceeds of $230,000. Each unit was comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Finders' fees consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement were paid, and 125,000 non-transferable compensation warrants (equal to 10% of the total number of units sold) were issued. Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Proceeds from the private placement are to be used to fund exploration programs in British Columbia and Manitoba. At December 31, 2003, the proceeds of the flow-through shares were renounced to the investors. At December 31, 2003, $17,230 remains unexpended. Also during the year ended December 31, 2003, 15,000 stock options were exercised at $0.15.

Investing Activities

Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. The exploration activity on the Kena property was conducted under the terms of the option agreement with Kinross until its termination in June 2003. Property payments and share issuances on the properties that form the Kena Property remained the responsibility of Sultan and are not included in the expenditures paid by Kinross.

During fiscal 2003, Kinross expended $73,381 on the Kena property compared to $831,240 in exploration costs in fiscal 2002 and Sultan received $6,671 for project operator overhead recovery as compared to $83,124 in fiscal 2002. These exploration expenditures are in addition to Sultan's expenditures on the Kena Property, which totalled $184,063 in acquisition costs and $264,552 in exploration costs in fiscal 2003 compared to $161,597 in acquisition costs and $834,887 in exploration costs in fiscal 2002. The expenditures on the Kena property in fiscal 2003 included $437,444 on property payments and share issuances, compared to $258,963 in property payments and share issuances in fiscal 2002. Exploration activity on the Kena Property in fiscal 2003 included expenditures of $25,218 for assays and analysis, $102,780 on drilling, $104,300 on geological and geophysical, $18,209 on travel and accommodation and $8,391 on site activities. In fiscal 2002, exploration expenditures on the Kena Property included $90,896 on assays and analysis, $278,050 on drilling, $405,199 on geological activities including mapping and sampling, $21,733 on site activities and $37,834 on travel and accommodation.

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group. Details of the terms of the option agreements are outlined below.

Starlight Claim Group

In 2002, the Starlight Claim Group consists of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 ($10,000 paid) and issue 60,000 common shares (40,000 issued) over a two-year period.

Daylight Claim Group

In 2002 Sultan entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the agreement are that Sultan must make total cash payments of $52,500 ($13,125 paid) and issue 175,000 common shares (87,500 issued) over a three-year period. Sultan will be required to issue an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property.

Cariboo Claims

In 2001 the Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, which are contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (100,000 issued) over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study.

Silver King Claim Group

In 2003, Sultan renegotiated an option agreement to acquire the Silver King Claim Group of properties located adjacent to and contiguous with its Kena Property. This agreement provides a more favourable payment schedule than the original agreement, which had been terminated. The terms of the option are that Sultan must make total cash payments of $140,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to the optionor over a four-year period from the date of regulatory approval of the Agreement, which was July 9, 2003.

Athabasca Claim Group

In March 2003, Sultan entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the optionor over a three-year period

Willi Claims, Nevada

Sultan entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 lode mining claims, WILLI 1 through WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the agreement, Sultan agreed to issue 50,000 common shares (issued subsequent to December 31, 2003) to the seller. In exchange for the above share payment, Sultan will have acquired a 100% interest in the WILLI Property.

Sultan is planning a surface exploration program of geological mapping, geochemistry and geophysical surveying on the WILLI Property in order to define targets for reverse-circulation drill testing.

Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of LaUnion/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru.

Sultan is planning a program of geological mapping, trenching and geochemical sampling to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property.

Under the terms of the agreement the Company has agreed to make total cash payments of US$265,000 ($5,000 paid subsequent to December 31, 2003) and to issue 850,000 common shares to the optionor over a 54-month period. During fiscal 2004, the first year of the agreement, Sultan will make cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

All required payments, whether shares, cash or work commitments, required to maintain the option agreements on its mineral property interests in good standing, have been made by the Company. Share issuances are required to be made on several properties throughout the year. The share price recorded for all property acquisitions is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

Jersey and Emerald Properties, British Columbia

During fiscal 2003, Sultan incurred $2,023 in exploration costs and $2,434 in acquisition costs, as compared to $30,029 in exploration costs and $826 in acquisition costs in fiscal 2002 on the Jersey Emerald Property. In accordance with CICA Accounting Guideline ACG-11, as no significant work has been carried out on the Jersey and Emerald Properties for three years, the Company is required to and has written down the property by $1,916,166 to a nominal carrying value of $1. The Company retains the Jersey and Emerald mineral property interests in its mineral property inventory. Advance royalty payments of $50,000 annually commence in October 2004.

The Company must make cash payments of $182,500 and issue 423,750 common shares in fiscal 2004 to maintain its current mineral property interests. Of the payments due in fiscal 2004, up to the date of this annual report, cash payments of $10,000 have been made and 50,000 common shares have issued. Option payments are at the discretion of the Company.

Risks Associated with the Mining Industry

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Sultan's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Sultan has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Sultan has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that Sultan will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral property interests. Certain of its properties are at the early exploration stage and to date no significant exploration work has been completed on these properties.

In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Sultan's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Risks Associated with the Market for Metals and Minerals

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, gold lease rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Risks Associated with Financial Markets

Sultan has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Its ability to continue in operation is dependent on the continuing support of its creditors, funding from related parties, and its ability to secure additional financing. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its projects or the failure to make payments required to acquire its core properties.

Other Risks

The mineral industry is intensely competitive in all its phases. Sultan competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the financial statements for the year ended December 31, 2003.

Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Management periodically reviews the underlying value of mineral property interests and records a provision to reduce the costs incurred to net recoverable amounts. If impairment is determined to exist, the mineral property will be written down to its net recoverable value. During 2003 the Company wrote down its interest in the Jersey and Emerald properties by $1,916,166 to a nominal carrying value of $1.

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Outlook

In fiscal 2004, Sultan will complete a resource study on its Kena Property near Ymir, British Columbia. This study is expected to provide information on the size and configuration of the Kena and Gold Mountain zone deposits that will direct future drill programs and lead to the expansion of the two deposits.

Also in fiscal 2004 the Company will undertake mapping and sampling programs on the Coripampa 1 and 2 properties in Peru and on the Willi silver property in Nevada. It is anticipated that the Coripampa properties will be advanced to a drill ready stage by September.

Airborne geophysical surveys are currently being completed by BHP Billiton Diamonds Inc. over the Stephens Lake copper-nickel property in Manitoba. This work is expected to generate targets for diamond drill testing by year-end.

Corporate Information

Corporate Office

Suite 1400
570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Tel:	(604) 687-4622
Fax:	(604) 687-4212
Toll Free:	1-888-267-1400
Email:	info@sultanminerals.com
Website:	www.sultanminerals.com

Directors

Arthur G. Troup
Frank A. Lang
Ben Ainsworth
Sargent H. Berner

Officers

Arthur G. Troup
President & CEO

Frank A. Lang
Chairman

Shannon M. Ross
CFO & Corporate Secretary

Auditors

Morgan & Company

Legal Counsel

DuMoulin Black

Shares Listed

TSX Venture Exchange
Symbol : SUL

Other OTC
Symbol: SLMLF

Shares

As at April 30, 2004:

Shares Outstanding:	39,206,081
Fully Diluted:	44,406,081

U.S. Compliance

SEC 12g3-2(b)
Exemption 82-4741

Cusip Number

86556L100

Transfer Agent

Computershare Trust
Company of Canada